Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

PROPOSED SPECIFIC MANDATE FOR UPPER STRIKE SHARES

References are made to the announcements of MINISO Group Holding Limited (the “Company”) dated January 7, January 14, April 24 and August 29, 2025 and April 21, 2026 in relation to the issuance of Equity Linked Securities, the entry into the Call Spread and the subsequent exercise price adjustments as a result of declaration of dividends by the Company. Capitalised terms used herein shall have the same meanings as those defined in the abovementioned announcements.

In respect of the Call Spread, our Company has previously applied for, and has been granted, from the Hong Kong Stock Exchange, a waiver from strict compliance with the requirements under Rule 13.36(7) of the Hong Kong Listing Rules, such that the Company may issue the Upper Strike Shares pursuant the 2024 General Mandate.

Since our initial entry into the Call Spread, our Company has declared and distributed several rounds of cash dividends. Each cash dividend distribution by our Company results in a downward adjustment to the exercise price of the Upper Strike Warrant and a corresponding increase in the number of Upper Strike Shares issuable thereunder. Given we intend to sustain our dividend distribution in accordance with our dividend distribution policy, successive rounds of cash dividend distribution within the exercise period of the Upper Strike Warrant may cumulatively cause the total number of Upper Strike Shares potentially issuable to exceed the limit available under the 2024 General Mandate. It is therefore necessary for the Company to seek a specific mandate from our Shareholders to ensure that any such issuance can be effected in compliance with the Listing Rules.

Accordingly, we will put forth a resolution at the upcoming annual general meeting (“AGM”) to obtain a specific mandate to be granted to our Directors to exercise all the powers of the Company to allot and issue the Upper Strike Shares to the Call Spread Counterparties in accordance with the terms and conditions of the Upper Strike Warrant, subject to the approval from the Hong Kong Stock Exchange for the listing of, and permission to deal in, such Upper Strike Shares.

For further details, please refer to the notice of AGM and AGM circular to be published by the Company as of the date of this announcement.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, April 24, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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